UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                CONSOLIDATE FORM
    Negociation's from Administration and Families Dependants- Paragraph 11 -
                          Instruction CVM n.° 358/2002

In March 2003  there were  not operations  with  secutiries  and  derivatives in accordande  with  Instruction  CVM  (Comissão de Valores  Mobiliários)  358/2002
Paragraph 11

                                CONSOLIDATE FORM
   Negociation's from Administration and Families Dependants- Paragraph 11 -
                          Instruction CVM n.° 358/2002

In  March  2003  were  done   the  following  operations  with   secutiries  and
derivatives in accordande with Instruction CVM (Comissão de Valores Mobiliários)
358/2002 Paragraph 11

Company: Banco Bradesco S.A.				
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies

Opening Balance

Type of Securities/Derivatives	Quantity	% of participation	
		Same type of Shares	Total
Common Shares	681,698,122	0.0948	0.0477
Non-Voting Shares	1,487,345,420	0.2099	0.1042

Month Movement

Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	**Bradesco S.A.**	Buy	21-3	100,000	9.52	R$952.00
Common Shares	**C.T.V.M**	Buy	21-3	700,000	9.60	R$6,720.00
Common Shares		Buy	21-3	2,900,000	9.54	R$27,666.00
Common Shares		Buy	21-3	3,300,000	9.50	R$31,350.00
Common Shares		Buy	21-3	5,000,000	9.49	R$47,450.00
Common Shares		**Total**		**12,000,000**		**R$114,138.00**
Non-Voting Shares		Sell	14-3	5,000,000	11.00	R$55,000.00
Non-Voting Shares		Sell	14-3	5,000,000	11.05	R$55,250.00
Non-Voting Shares		Sell	14-3	10,000,000	11.03	R$110,300.00
Non-Voting Shares		Sell	7-3	2,000,000	10.40	R$20,800.00
Non-Voting Shares		Sell	7-3	5,000,000	10.60	R$53,000.00
Non-Voting Shares		Sell	19-3	142,340	11.10	R$1,579.97
Non-Voting Shares		Sell	14-3	1,400,000	10.95	R$15,330.00
Non-Voting Shares		**Total**		**28,542,340**		**R$311,259.97**

Closing Balance

Type of Securities/Derivatives	Quantity	% of participation	
		Same type of Shares	Total
Common Shares	689,547,349	0.0959	0.0483
Non-Voting Shares	1,411,066,006	0.1992	0.0988

Directors that left the Board of Executive Officers

João Ceschi Sobrino
Tânia Conceição Recke Ceschi (wife)
Nathalia Recke Ceschi (daughter)
Rodrigo Scatena Ceschi (son)

                                CONSOLIDATE FORM
   Negociation's from Administration and Families Dependants- Paragraph 11 -
                          Instruction CVM n.° 358/2002

In March  2003 there  were  not operations  with  secutiries and  derivatives in accordande  with  Instruction  CVM  (Comissão de Valores  Mobiliários)  358/2002
Paragraph 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2003

BANCO BRADESCO S.A.

By:	/S/ Carlos Alberto R. Guilherme
Carlos Alberto R. Guilherme Managing Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.